OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD FINALIZES RED CANYON, NEVADA JOINT VENTURE

Vancouver, BC, Canada – September 1, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Montezuma Mines Inc. (“Montezuma”) have on August 28, 2015, executed a Project Management Agreement for the formation and organization of a limited liability company (the “LLC”) to hold the lease and related rights in respect of the Red Canyon, Nevada property and to conduct the operations contemplated under the Project Management Agreement. Having met the expenditure requirements of US$4 million under a now superseded exploration agreement; Montezuma owns 60% of the LLC and Miranda owns 40% of the LLC. Montezuma has paid Miranda US$360,000 as consideration for the option to buy-out Miranda’s 40% interest in the LLC, with Miranda retaining a 0.5% net smelter return (“NSR”) royalty, upon meeting the Purchase Conditions (described below) during the term of the underlying lease. Until then, Montezuma will fund 100% of the costs of the LLC to maintain and advance the exploration of the Red Canyon property. If Montezuma fails to fund and meet its obligations pursuant to the Exploration Agreement and underlying lease, it will forfeit its interest in the LLC to Miranda.

The Underlying Lease

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada. On November 18, 2003, Miranda entered into a 20-year mining lease, with option to purchase, for the Red Canyon property with Red Canyon Corporation, for consideration payable in stages over 20 years. The lease may be extended for up to three years providing the conditions for extension are met. The purchase option becomes exercisable upon completion of a positive feasibility study and receipt of all governmental approvals, consents, licenses and permits to construct, develop or operate a mine on the property (the “Purchase Conditions”). If all of the Purchase Conditions are met, the property can be purchased, subject to a retained NSR royalty of 5%. The LLC will then have the option to buy two percentage points of the 5% NSR for US$1,000,000 per percentage point.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Montezuma Mines Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.